Exhibit 99.1

Press Release Montrouge, France, September 9, 2020

DBV Technologies Announces Leadership Changes

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that Ramzi Benamar, Chief Financial Officer, and Kevin Trapp, Chief Commercial Officer, will be leaving the Company as of October 2, 2020.

Sébastien Robitaille has been appointed as Chief Financial Officer effective October 2, 2020. Mr. Robitaille joined DBV in 2015 as Senior VP, Group Controller and Information Systems, was subsequently named Chief Transformation Officer and Deputy Chief Financial Officer in 2017, before being promoted to Chief of Staff to the CEO in 2019.

“Sébastien will be invaluable to DBV in his role as Chief Financial Officer given his deep understanding of our business and his role in driving our execution, as well as his tenure as Deputy Chief Financial Officer,” said Daniel Tassé, DBV’s Chief Executive Officer. “He has demonstrated experience in leading the Company through periods of transition, and we believe his proven acumen will serve him well in this new capacity.”

“On behalf of the entire organization, I would like to thank Ramzi and Kevin for their significant contributions to DBV,” said Mr. Tassé. “Ramzi strengthened the DBV balance sheet in preparation for potential commercial launch and will leave the Company in a strong cash and financial position. Kevin built a robust commercial organization and developed a launch strategy for Viaskin Peanut, if approved. I wish them good luck in their upcoming endeavors.”

On August 4, 2020, the Company announced that it had received a Complete Response Letter from U.S. Food and Drug Administration (FDA) for its Biologics License Application (BLA) for investigational Viaskin™ Peanut (DBV712), a non-invasive, once-daily epicutaneous patch to treat peanut allergies in children ages 4 to 11 years. The Company is preparing a meeting request to the FDA.

About DBV Technologies

DBV Technologies is developing Viaskin™, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT™, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential benefits of Viaskin Peanut and anticipated regulatory interactions. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the Company’s products have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, including the impact of the COVID-19 pandemic. Furthermore, the timing of any action by the FDA and possible regulatory paths forward cannot be guaranteed. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Anne Pollak

+ 1 (857) 529-2363

anne.pollak@dbv-technologies.com

DBV Media Contact

Angela Marcucci

+1 (646) 842-2393

angela.marcucci@dbv-technologies.com